Exhibit 99.1
                              Press Release




Contact:  Richard T. Haston                     For Immediate Release
          324-4258                              June 9, 1999
          Carl Rackley
          324-4752



NBC ANNOUNCES INSURANCE ACQUISITION

National Bank of Commerce announced today that it had entered into an agreement to acquire Galloway-Chandler-McKinney Insurance Agency.

Lewis F. Mallory, Jr., Chairman and CEO of NBC Capital Corporation said that the proposed merger is in keeping with NBC's goal of becoming a full financial services provider. Mallory said, "our customers expect us to provide financial products that meet their needs. With the addition of this agency we will now be able to service their commercial and personal insurance requirements," concluded Mallory.

"The Galloway-Chandler-McKinney Insurance agency is excited about the opportunity this merger offers our company to participate with a financial institution with the reputation and strength of NBC," said Jimmy Galloway, President of Galloway-Chandler-McKinney. "We believe that NBC, like us, shares a total commitment to customer service and we are happy to become a part of this organization." Kyle Chandler and Steve McKinney, Vice Presidents, echoed Galloway's enthusiasm for the transaction.

Galloway-Chandler-McKinney has offices in Aberdeen, Amory, West Point, and Columbus. The agency has been in business for many years and is the largest agency domiciled in North Mississippi. Galloway-Chandler-McKinney specializes in commercial and personal lines and offers a full array of products.

NBC Capital Corporation has approximately $778 million in assets, and currently operates 32 banking offices in East Mississippi and Tuscaloosa, Alabama.

The merger will be a stock for stock transaction between the companies and will be accounted for as a pooling of interest. The agency will retain its name and operate as a subsidiary of NBC. It is anticipated the process will take approximately 90 days including time for due diligence and regulatory application and approval. The transaction is expected to be completed in the early fall.